

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Yuyang Cui
Chief Executive Officer
GMTech Inc.
45 Rockefeller Plaza, 21F
New York, New York 10111

>**Re: GMTech Inc.**
>**Amendment No. 1 to Registration Statement on Form S-1**
>**Filed January 16, 2024**
>**File No. 333-275887**

Dear Yuyang Cui:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 18

1. Please expand your disclosure to provide a detailed description of the AI-Development Tool you intend to develop.

Notes to Consolidated Financial Statements, page F-8

2. We note your response to prior comment 11, specifically bullet point 2 as it relates to your principal verses agent considerations. Further, we note your disclosure on page 20 that 3 of your 4 service contracts involved third-party IT service providers. In addition, we note your disclosure on page F-8 that you pay a commission to an agent for sales obtained. We repeat our prior comment to tell us and disclose in sufficient detail your principal verses agent considerations for these contracts. Refer to FASB ASC 606-10-55-36 through 55-40, and specifically 55-38.

<u>Exhibits to Registration Statement, page II-2</u>

3.   Please file your auditor's consent in the next amendment.

      Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vic Devlaeminck